U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Jason Fox

Re:	Northwestern Mutual Series Fund, Inc. (“Registrant”)
File Nos. 002-89971/811-3990
Edgar CIK No. 0000742212

Dear Mr. Fox:

On April 6, 2016, the Controller of the Registrant spoke with Mr. Fox of the Securities and Exchange Commission (“SEC”) staff (“Staff”), who relayed comments about certain information contained in the Registrant’s Form N-CSR for the period ended 12/31/2015 and Form N-PX for the period ended 6/30/2015 (sometimes referred to hereinafter collectively as the “Regulatory Filings”). Those comments, and the Registrant’s responses, are below.

Comment on Form N-PX

Comment: The Staff notes that the Registrant’s Chief Compliance Officer signed the Registrant’s Form N-PX filed for the period ended 6/30/2015. The Staff further notes that Form N-PX must be signed by a Principal Executive Officer of the Registrant. Please re-file such Form N-PX signed by the Registrant’s Principal Executive Officer.

Response: In response to the Staff’s comment, the Registrant re-filed Form N-PX for the period ended 6/30/2015, signed by its Principal Executive Officer, on April 27, 2016.

Comments on Form N-CSR

Comment 1: The Staff notes that the sector allocation chart for the Registrant’s Focused Appreciation Portfolio reflects a 37% allocation to the Information Technology Sector, and the sector allocation chart for the Small Cap Value Portfolio reflects a 35% allocation to the Financials Sector, at December 31, 2015. Please consider including as a principal risk for each Portfolio in the Registrant’s Prospectus the risk of sector investing.

Response 1: The Registrant notes that neither Portfolio follows a principal investment strategy of investing in any particular sector or sectors. Rather, each Portfolio’s sector weighting results from the portfolio managers’ ongoing evaluations of individual companies. To the extent this process may cause a Portfolio to be more heavily invested in a particular sector from time to time, however, the Registrant will include a “Sector Concentration Risk” in the Principal Risks section for each Portfolio as part of the Registrant’s Post-Effective Amendment No. 62 to its Registration Statement on Form N-1A pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, to be filed on or before April 29, 2016.

Comment 2: The Staff notes that the management discussion for the Equity Income Portfolio indicates that the Portfolio’s yield is expected to normally exceed the yield of the S&P 500® Stock Index. Please explain why the S&P 500® Stock Index is not used as the comparative index in the Portfolio’s line graph, or include it in the line graph.

Response 2: The Registrant notes that the Equity Income Portfolio’s investment objective is long-term growth of capital and income. In seeking to achieve its investment objective, the Portfolio’s sub-adviser employs investment strategies that it believes would cause, under normal circumstances, the Portfolio’s yield to exceed the yield of the securities comprising the S&P 500® Stock Index. The Registrant notes that this yield target is part of the investment strategy employed for the Portfolio by its sub-adviser.

The reference to the Russell 1000® Value Index in the line graph is included for another purpose; that is, to respond to the requirement of Item 27(b)(7)(ii)(A) of Form N-1A to include in the line graph the performance of an appropriate broad-based securities market index. The Registrant believes that the Russell 1000® Value Index is an appropriate broad-based securities market index within the meaning of Instruction 5 to Item 27 of Form N-1A. The Index is a market capitalization-weighted index of those stocks of the 1000 largest U.S. companies that exhibit value-oriented characteristics, and is representative of the Portfolio’s investment style.

Question 3: Please clarify whether there were any amounts payable to the Registrant’s directors at the end of the most recent period (12/31/2015).

Response 3: The Registrant notes that there were no amounts payable to the Registrant’s directors at the end of the most recent period (12/31/2015).

On behalf of the Registrant, this letter sets forth the representations requested by the SEC Staff with respect to the Regulatory Filings.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Regulatory Filings;
•

The SEC Staff comments or changes to disclosure in response to Staff comments in the Regulatory Filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Regulatory Filings; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call the undersigned should you require any additional information about the Regulatory Filings.

Very truly yours,

Northwestern Mutual Series Fund, Inc.

/s/ Barbara E. Courtney
By:	Barbara E. Courtney, Controller